Exhibit 99.1

Kenon’s Subsidiary OPC Announces Private Placement by OPC

Singapore, January 27, 2021. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on January 27, 2021 that it has entered into an agreement with Altshuler Shaham and entities managed by Altshuler Shaham (collectively, “Altshuler”) for a private offering of OPC’s ordinary shares.

Altshuler has agreed to purchase, and OPC has agreed to allot, 10,300,000 OPC ordinary shares for an aggregate purchase price of NIS 350 million (approximately $107 million), at a per share price of NIS 34.0, reflecting a 7% discount on the closing price of OPC’s shares as of January 26, 2021. Following the allocation of the new shares, Altshuler will hold 5.46% of OPC shares (or 5.42% on a fully diluted basis).

The issuance of the shares in the private placement will result in Kenon’s stake in OPC being diluted to 58.64%, or 58.24% on a fully diluted basis.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the private placement of OPC shares, including the terms and conditions of the offering and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the private placement is not carried out as contemplated or at all and other risks and factors set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.